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CONFIDENTIAL

Jeffrey P. Riedler

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Cadence Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed April 4, 2011
File No. 333-173295

Dear Mr. Riedler:

We are in receipt of the Staff’s letter dated April 7, 2011, with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Cadence Pharmaceuticals, Inc. (“Cadence” or the “Company”) as set forth below.

Cadence’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and Cadence’s response for each item below.

1.	We note that the Form 10-K for the Fiscal Year Ended December 31, 2010 incorporates by reference the Part III information which will be provided in your proxy statement. Please note we will not be in a position to make your filing effective until this information is filed. You may amend your Form 10-K to include this information, or wait until after your proxy statement has been filed to request acceleration for your registration statement.

April 12, 2011

Cadence Response: Cadence confirms it will file its definitive proxy statement with the Commission prior to the time it requests acceleration for the Registration Statement to be declared effective by the Staff. The information that is required by Part III of Form 10-K will be included in the definitive proxy statement that will be filed by Cadence. Accordingly, the Registration Statement will contain a complete Section 10(a) prospectus in accordance with Securities Act Forms Compliance and Disclosure Interpretation Question (“C&DI”) 123.01 prior to the time it is declared effective by the Staff.

2.	In your supplemental response, please confirm that when a shelf takedown occurs, you will file an amended, unqualified legal opinion as an exhibit to the registration statement.

Cadence Response: Cadence confirms that, consistent with Securities Act Rules C&DI 212.05, an unqualified legal opinion will be filed no later than the closing date of an offering of securities covered by the Registration Statement either in a Form 8-K report or a post-effective amendment to the Registration Statement.

*    *    *

In accordance with the Staff’s letter, attached as Annex A is a written statement from Cadence acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (858) 523-3912.

April 12, 2011

Very truly yours,

/s/ Victoria B. Geft
Victoria B. Geft of LATHAM & WATKINS LLP

cc:	Rose Zukin, Securities and Exchange Commission

Hazel M. Aker, Esq., Cadence Pharmaceuticals, Inc.

Robert G. Steenblik, Esq., Cadence Pharmaceuticals, Inc.

Cheston J. Larson, Esq., Latham & Watkins LLP

April 12, 2011

ANNEX A

Company Certification

Pursuant to the Staff’s letter dated April 7, 2011 to Cadence Pharmaceuticals, Inc. (the “Company”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-173295), the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 12, 2011

/s/ Hazel M. Aker
Hazel M. Aker
Senior Vice President and General Counsel